UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 7, 2017

(Date of earliest event reported)

NY RESIDENTIAL REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	81-4685796
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Madison Avenue, 6th Floor

New York, New York 10022

(Full mailing address of principal executive offices)

(212) 692-5540

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

On June 7, 2017, NY Residential REIT, LLC, a Delaware limited liability company (the “Company”), entered into a nonbinding engagement letter with W.R. Hambrecht + Co., LLC, a Delaware limited liability company and a registered broker-dealer (“WRH+Co”).

Under the nonbinding engagement letter, the Company engaged WRH+Co to provide the Company with financial advice, including to assist the Company in preparing and executing the public offering of its common shares under Regulation A (the “Offering”) as lead placement agent. The obligation of WRH+Co to act as placement agent in connection with the Offering is subject to conditions, including: (i) the execution of a definitive placement agency agreement; (ii) there occurring no material adverse change in the Company’s business; (iii) satisfactory completion of WRH+Co’s due diligence of the Company; and (iv) the receipt of all necessary consents and regulatory approvals.

The term of the nonbinding engagement letter will continue until the earliest of: (i) June 7, 2018; (ii) its termination by mutual written agreement or by either party upon 30 days’ prior written notice; (iii) the execution of a definitive placement agency agreement with respect to the Offering; (iv) the Company’s termination of the nonbinding engagement letter for “Cause” (defined as WRH+Co’s material failure to provide the services contemplated by the nonbinding engagement letter); or (v) the Company’s decision to abandon the Offering.

The nonbinding engagement letter discusses in a preliminary and nonbinding manner the economic terms that would become effective upon the execution of a definitive placement agency agreement and contains customary indemnification provisions.

Under the nonbinding engagement letter, to the extent that any of the Company’s fees and expenses are paid by WRH+Co with the Company’s approval, the Company, upon request, must promptly reimburse WRH+Co for such amounts from the gross proceeds of the Offering, subject to any limits on the Company’s reimbursement of expenses as described in the Offering documents.

Additionally, the nonbinding engagement letter provides that if the Company does not consummate the Offering or the nonbinding engagement letter is terminated for any reason other than for Cause, the Company must reimburse WRH+Co for all unreimbursed, reasonable, documented, out-of-pocket fees, expenses, and disbursements, including certain fees of WRH+Co’s legal counsel (the “Reimbursable Expenses”) up to $50,000.

Under the nonbinding engagement letter, if at any time during its effectiveness, and 12 months from its termination without consummation of an Offering, the Company decides to pursue a merger or sale of control or similar strategic transaction (a “Strategic Transaction”) the Company must provide WRH+Co with a right of refusal to provide customary advisory services in connection therewith.

Additionally, if the Company consummates a public offering of its securities in which WRH+Co is not offered the opportunity to provide services as placement agent within six months of the termination date of the nonbinding engagement letter by the Company, then the Company must pay WRH+Co a termination fee in an amount equal to (a) $100,000 minus (b) the amount of any Reimbursable Expenses previously paid to WRH+Co (the “Termination Fee”); provided, however, that the Termination Fee will not be payable if the Company has terminated the nonbinding engagement letter for “Cause.”

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NY Residential REIT, LLC a Delaware limited liability company

By:	/s/ Jesse Stein
Name:	Jesse Stein
Its:	Chief Executive Officer
Date:	June 13, 2017